Exhibit 99.1

QUIPT HOME MEDICAL ANNOUNCES NEW INDEPENDENT BOARD MEMBER

MR. BRIAN J. WESSEL APPOINTED TO BOARD OF DIRECTORS AND CHAIR OF AUDIT COMMITTEE

Cincinnati, Ohio – February 3, 2022 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ: QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, announced today that Mr. Brian J. Wessel has joined the Board of Directors of the Company as an Independent Director and Chair of the Audit Committee.

Mr. Wessel is a senior business executive with over 34 years of global client service, operational and financial expertise. As a former senior partner at Ernst & Young (“EY”), Mr. Wessel provided audit and advisory services to public, private, and private-equity-owned companies across multiple industry sectors. Additionally, Mr. Wessel led EY’s Capital Markets practice group in Mexico overseeing various foreign private issuers listed on the U.S., European and Japanese stock exchanges. Mr. Wessel has a compelling executive track record of successfully leading through complex business transactions and advising companies on accounting, auditing and financial reporting matters. Mr. Wessel adds significant knowledge and practical experience in complex accounting and financial reporting matters, SEC registration statements, business combinations, audits of internal control over financial reporting and carve-out audits. Furthermore, Mr. Wessel has deep experience with various types of transactions including business acquisitions and divestitures.

Prior to retiring from EY in 2021, Mr. Wessel served in a variety of leadership roles during the transformation and growth of EY into a $37 billion professional services firm that has been recognized on Fortune 100 Best Companies to Work For® list for over 20 years in a row. With extensive international experience working with various multinational corporations and living in the U.S., Latin America and Australia, Mr. Wessel has a deep understanding of cultural diversity and how to cultivate international business relationships and empower teams.

Mr. Wessel is a graduate of Bellarmine University in Louisville, Kentucky, receiving his BA in Accounting. Mr. Wessel holds his CPA certification in Kentucky, Texas and Tennessee.

“The board is excited to welcome Mr. Wessel to serve as an independent director, and serve as its Audit Committee Chair during a substantial period of growth for Quipt; Mr. Wessel’s vast global experience, combined with his financial and accounting expertise, immediately positions Mr. Wessel well to contribute to our strategic growth plan. Furthermore, Mr. Wessel will add significant value with his expertise in financial reporting oversight, adding clear, strategic, and thoughtful insights for the team to utilize. Mr. Wessel’s wealth of experience will be invaluable to us as we continue our aggressive expansion as an emerging leader in at home clinical respiratory care across the United States,” commented Greg Crawford, CEO and Chairman of Quipt. “This strategic appointment reflects our firm stance to building a robust and diverse board of directors to help the Company execute on its long-term growth strategy.”

Mr. Brian J. Wessel added, “The opportunity to join Quipt’s Board of Directors and serve as its Audit Committee Chair to provide oversight through the Company’s ambitious growth plans at a time where the importance for at home care is so vital in our country is extremely exciting and motivating. I look forward to providing my expertise and strategic direction on accounting, financial reporting, audit and internal control matters. I believe Quipt has the team, infrastructure, and vision to be an industry leader and I look forward to helping in every way possible to drive the vision forward.”

The appointment of Mr. Wessel expands the Company’s board of directors to four members, three of whom are independent.

In addition, the board of directors of the Company has approved the grant of 175,000 stock options and 81,340 restricted stock units under its 2021 Equity Incentive Plan to eligible officers, directors and employees of the Company, including, amongst others, Mr. Wessel. The options are exercisable at CAD$6.75 per share vest over a period of two to three years and expire in ten years. The restricted stock units vest over one year and will be settled in Common Shares. The options and underlying shares issued to officers and directors are subject to a TSX Venture Exchange four-month hold.

The Company also announces that it has received a letter from the Nasdaq Listing Qualifications department advising that as a result of filing its Form F-40 related to its fiscal year ended September 30, 2021, the Company has regained compliance with Nasdaq’s Listing Rules for continued listing.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com